As filed with the Securities and Exchange Commission on December 29, 2010
Registration No. 333-
a
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________
FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
_______________
AMREP CORPORATION
(Exact name of registrant as specified in its charter)

Oklahoma	6500	59-0936128
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
_______________

300 Alexander Park, Suite 204
Princeton, New Jersey 08540
(609) 716-8200
(Name, address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
__________________________

Peter M. Pizza
Vice President and Chief Financial Officer
AMREP Corporation
300 Alexander Park, Suite 204
Princeton, New Jersey 08540
(609) 716-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_______________________
Copies to:
Irving Needleman Vice President, General Counsel and Secretary AMREP Corporation 300 Alexander Park, Suite 204 Princeton, New Jersey 08540	F. Douglas Raymond, III Drinker Biddle & Reath LLP One Logan Square Suite 2000 Philadelphia, PA 19103-6996
_______________________
        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                                                                                               Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company)  ☐                        Smaller reporting company ☒
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $0.10 par value per share	515,000 shares	$12.50	$6,434,925.00	$747.09

(1)	Pursuant to Rule 416 under the Securities Act of 1933, the shares being registered hereunder also include such indeterminate number of shares of our common stock as may be issued from time to time with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sales prices reported on the New York Stock Exchange as of December 28, 2010.
__________________________________________________________
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Subject to Completion, dated December 29, 2010.

The information in this prospectus is not complete and may be changed.  The selling securityholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
AMREP CORPORATION

515,000 Shares of Common Stock
_____________________

AMREP Corporation is registering the resale and other disposition, from time to time, by certain selling securityholders of up to 515,000 shares of our common stock.

These selling securityholders may offer and sell up to 515,000 shares of our common stock from time to time in amounts, at prices and on other terms to be determined at the time of offering.  These shares may be offered to or through one or more agents, dealers or underwriters, directly to purchasers or through a combination of these methods.  For additional information, you should refer to the section entitled “Plan of Distribution.”  We will not receive any proceeds from any sale of shares of our common stock by the selling securityholders.

Investing in the shares offered hereby involves risks.  See “Risk Factors” beginning on page 3.

Our common stock is traded on the New York Stock Exchange under the symbol “AXR.”  On December 28, 2010, the last reported sale price of our common stock on the New York Stock Exchange was $12.23 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus is dated ___________.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
ABOUT AMREP CORPORATION	1
RISK FACTORS	3
USE OF PROCEEDS	14
SELLING SECURITYHOLDERS	14
DESCRIPTION OF CAPITAL STOCK	15
PLAN OF DISTRIBUTION	18
LEGAL MATTERS	19
EXPERTS	19
WHERE YOU CAN FIND MORE INFORMATION	19
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	19

About this Prospectus

All references in this prospectus to “AMREP Corporation,” “our company,” “our,” “us” and “we” refer to AMREP Corporation, an Oklahoma corporation, and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

This prospectus provides you with a general description of the shares the selling securityholders may offer.  We may provide a prospectus supplement that will add, update or change information contained in this prospectus.  You should read carefully both this prospectus and any prospectus supplement together with the additional information described in “Where You Can Find More Information” before you decide whether to invest in the shares.

You should rely only on the information contained in, or incorporated by reference into, this prospectus and any applicable prospectus supplement.  You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information” below.  We have not authorized any person other than us to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  The selling securityholders are not making an offer to sell these securities or soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is based on information provided by us and by other sources that we believe are reliable.  We cannot assure you that this information is accurate or complete.  This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in this prospectus.  In making an investment decision, you must rely on your own examination of our company and the terms of the offering and the shares, including the merits and risks involved.

We are not making any representation to any purchaser of the shares regarding the legality of an investment in the shares by such purchaser.  You should not consider any information in this prospectus to be legal, business or tax advice.  You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in the shares.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus, including the information incorporated by reference into this prospectus, may contain statements relating to future events or our future results.  These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor provisions created by statute.  These forward-looking statements include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness.

Generally, words such as “may,” “will,” “should,” “could,” “anticipate,” “project,” “expect,” “intend,” “estimate,” “plan,” “goal,” “continue,” and “believe,” or the negative of or other variations on these and other similar expressions identify forward-looking statements.  Forward-looking statements are based on our current expectations and projections about future events and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements.  These risks and uncertainties include, without limitation, those described under “Risk Factors” and those risks incorporated by reference in this prospectus from our most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”).  In addition, other risks and uncertainties not presently known to us or that we currently consider less significant could affect the accuracy of our forward-looking statements.  Although we believe our estimates and assumptions to be reasonable, such estimates and assumptions may prove to be inaccurate.  Our forward-looking statements are made only as of the date of this prospectus and are not guarantees of our future performance or future events.  We do not undertake to update or revise the forward-looking statements contained in or incorporated by reference into this prospectus, whether as a result of new information, future events or otherwise.

ii

ABOUT AMREP CORPORATION

Business

AMREP Corporation (the “Company”), through its subsidiaries, is engaged in two principal businesses: real estate land development and media services operations, with the latter consisting primarily of subscription fulfillment, newsstand distribution and product fulfillment services.  The real estate business is operated by AMREP Southwest Inc. and its subsidiaries (collectively, “AMREP Southwest”).  The subscription fulfillment services business is operated by Palm Coast Data LLC (“Palm Coast”), and the newsstand distribution services business and the product services and other businesses are operated by Kable Media Services, Inc. and its subsidiaries (“Kable”) (the businesses operated by Palm Coast and Kable are collectively referred to as “Media Services”).

AMREP Southwest is a major landholder and leading developer of real estate in Rio Rancho, New Mexico.  It is the founder of Rio Rancho, which is the third largest city in New Mexico, and the current focus of its activity there is on the entitlement, development and sale of land for residential, commercial and industrial uses.

Through its Media Services operations, the Company provides an array of fulfillment services for publishers and others, and distributes magazines.  The Palm Coast subsidiary performs subscription fulfillment and related activities, including graphic arts and lettershop services, call center and list services, and is the second largest provider of subscription fulfillment services to magazine publishers in the United States with a client roster that includes the publishers of nearly 600 magazines and some membership organizations (the “Subscription Fulfillment Services business”).  The Kable newsstand distribution services business provides back-office newsstand distribution and marketing services for publishers for the distribution to wholesalers and others of magazines in almost every editorial category (the “Newsstand Distribution Services business”), while the Kable product services business fills orders on behalf of publishers and others and provides specialty packaging services to a variety of businesses.  The Company also conducts a small temporary staffing business.

AMREP Corporation was organized in Oklahoma in 1961 and has been listed on the New York Stock Exchange, symbol “AXR”, since 1972.  Our principal executive offices are located at 300 Alexander Park, Suite 204, Princeton, New Jersey 08540, and our telephone number is (609) 716-8200.  We maintain a website with the address www.amrepcorp.com. We are not including the information contained in our website as a part of, or incorporating it by reference into, this prospectus.  All references in this prospectus to 2010 and 2009 mean the Company’s fiscal years ended April 30, 2010 and 2009, unless otherwise qualified.

Recent Developments

One of the selling securityholders named in this prospectus, the Company’s principal shareholder Nicholas G. Karabots, is the owner of a publishing business, Kappa Publishing Group, Inc. (“Kappa”).  Kappa is a significant customer of the Company’s Newsstand Distribution Services business and also does business with the Company’s Subscription Fulfillment Services business.  In late November 2010, Kappa notified the Company of its election to not renew its distribution contract with the Company.  Kappa has also notified the Company of its intent to terminate its subscription fulfillment services contract.  As a consequence, the contracts will expire in February, 2011 (for the Subscription Fulfillment Services business) and June, 2011 (for the Newsstand Distribution Services business).   For its fiscal year ended April 30, 2010, the Company’s revenues from the newsstand distribution and subscription fulfillment services it provided to Kappa amounted to approximately $2,330,000, which was approximately 1.9% of the Company’s consolidated revenues for that period.  Through the first two fiscal quarters of 2011, the Company’s revenues from Kappa were approximately $1,164,000.  The Company is seeking to renew its contracts with Kappa.  However, there can be no assurance whether this may be accomplished on acceptable terms or at all.  As Kappa has been a significant customer, particularly of the Newsstand Distribution Services business, if the Company is unable to extend the distribution contract it has with Kappa beyond the effective termination date of June 30, 2011, the Company would lose significant revenue.

On December 20, 2010, James Wall, the principal executive officer of AMREP Southwest, the Company’s senior vice president and a member of the Company’s board of directors, announced his retirement from those positions effective December 31, 2010.  Although he is retiring from day-to-day operations, Mr. Wall will continue his involvement with the Company as non-executive chairman of the board of AMREP Southwest.  No replacement for Mr. Wall as the principal executive officer of the AMREP Southwest has been selected.

AMREP Southwest has financed its operations in part through a loan agreement which matured December 16, 2010 and which is secured by a mortgage on real property with a book value as of October 31, 2010 of approximately $54,500,000.  As of the date of this prospectus, the outstanding principal of this loan was $22,500,000.  The Company is currently in negotiations with the bank regarding a short-term extension of the loan agreement in order to allow for further discussions regarding a longer-term renewal of this arrangement, but there can be no assurance that this facility can be renewed on acceptable terms or at all.  If AMREP Southwest is unable to renew this facility, it would not have sufficient funds to satisfy its obligation to the bank, and the Company would be forced to seek either replacement financing or other sources of capital, such as by selling assets or issuing equity, which replacement financing or other sources of capital might not be available on acceptable terms.

Real estate land sales for AMREP Southwest in fiscal 2009 and 2010 and the first six months of fiscal 2011 have been substantially lower than the Company has historically experienced in its principal market of Rio Rancho, New Mexico, due to a prolonged severe decline in the real estate market in the greater Albuquerque-metro and Rio Rancho areas.  The Company believes that this decline reflects the persistently weak national and local New Mexico economies due to high unemployment levels, low consumer confidence, reduced credit availability and weak consumer spending, among other factors.  Continuation or worsening of this downturn in the real estate market or in general economic conditions could result in future real estate impairment charges and would have a material adverse effect on our business, liquidity and results of operations.

RISK FACTORS

Investing in our securities involves risks.  Before making an investment decision, you should carefully consider the risks described below and all other information in this prospectus, including the financial statements and other documents summarized in or incorporated by reference into this prospectus.  The risks and uncertainties described below are not the only risks we face.  If any of the following risks, or other risks and uncertainties that we have not yet identified occur, our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected.  In that event, the trading price of our securities could decline, and you could lose part or all of your investment.

Risks Related to the Company’s Real Estate Operations

The Company’s real estate assets are concentrated in one market, Rio Rancho, New Mexico, meaning the Company’s results of operations and future growth may be limited or affected by economic changes in that market.

Substantially all of the Company’s real estate assets are located in Rio Rancho, which is adjacent to Albuquerque, New Mexico. As a result of this geographic concentration, the Company could be affected by changes in economic conditions in this region from time to time, including regional economic contraction due to, among other things, the failure or downturn of key industries and employers. The Company’s results of operations, future growth or both may be adversely affected if the demand for residential or commercial real estate declines in the Rio Rancho area as a result of changes in economic conditions.  For example, the Company’s real estate land sales have declined from $95.8 million in fiscal 2007 to $5.2 million in 2010, as builders have slowed the pace of building on developed lots previously purchased from the Company in Rio Rancho and delayed or cancelled the purchase of additional developed lots.

A downturn in the business of Rio Rancho’s largest employer may adversely affect the Company’s real estate development business there.

Intel Corporation (“Intel”) is the largest employer in Rio Rancho and operates a large semiconductor manufacturing facility there.  Although Intel has made substantial investments in the Rio Rancho plant in recent years, it has reduced its employment there from approximately 4,700 at April 30, 2008 to approximately 3,000 at April 30, 2010 as it has adjusted to current business conditions.  If Intel’s presence in Rio Rancho were to continue to diminish for any reason, such as in response to a downturn in its semiconductor manufacturing business or a change in its business strategy, the Rio Rancho real estate market and consequently the Company’s land development business located there may continue to be adversely affected.

As Rio Rancho’s population continues to grow, the Company’s land development activities in that market may be subject to greater limitations than they have been historically.

When the Company acquired its core real estate inventory in Rio Rancho over 40 years ago, the area was not developed and had a low population. As of October 31, 2010, Rio Rancho was the third largest city in New Mexico and had a population of approximately 86,000.  As Rio Rancho’s population continues to grow, the Company may be unable to engage in development activities comparable to those the Company has engaged in historically.  Local community or political groups may oppose the Company’s development plans or require modification of those plans, which could cause delays or increase the cost of the Company’s development projects.  In addition, zoning density limitations, “slow growth” provisions or other land use regulations implemented by state or local governments could further restrict the Company’s development activities or those of its homebuilder customers, or could adversely affect financial returns from a given project, which could adversely affect the Company’s results of operations.

The Company’s remaining Rio Rancho real estate is not all in contiguous blocks, which may adversely affect the Company’s ability to sell lots at levels comparable with the levels it experienced prior to the 2008 sales downturn.

Of the approximately 17,325 acres in Rio Rancho that the Company owned at October 31, 2010, approximately 4,458 acres are in contiguous blocks that are being developed or are suitable for development, and approximately 1,998 acres are in areas with a high concentration of ownership, where the Company owns more than 50% of the lots in the area, suitable for special assessment districts or city redevelopment areas that may allow for future development under the auspices of local government.  The balance is in scattered lots, where the Company owns less than 50% of the lots in the area, which may require the purchase of a sufficient number of adjoining lots to create tracts suitable for development or that the Company may offer for sale individually or in small groups.  As the Company’s land sales continue and the number of the Company’s contiguous and highly concentrated lots diminishes, the Company’s ability to continue to be in a position to sell lots and generate land sale revenues at satisfactory levels may be adversely affected, which would have an adverse effect on the Company’s results of operations.

The Company’s real estate assets are diminishing over time, meaning long-term growth in the real estate business will require the acquisition of additional real estate assets, possibly by expanding into new markets.

Substantially all of the Company’s real estate revenues are derived from sales of the Company’s core inventory in Rio Rancho. This property was acquired more than 40 years ago, and each time the Company develops and sells real estate to customers in Rio Rancho, the Company’s real estate assets diminish. As of October 31, 2010, the Company owned approximately 17,325 acres in Rio Rancho out of an original purchase of approximately 91,000 acres. The continuity and future growth of the Company’s real estate business will require that the Company acquire new properties in or near Rio Rancho or expand to other markets to provide sufficient assets to support a meaningful real estate development business. While the Company holds two properties in Colorado, it has not for many years made any significant attempt to identify a development opportunity similar to the one the Company has undertaken in Rio Rancho, and there can be no assurance that the Company will identify such an opportunity in another market. If the Company does not acquire new real estate assets, its real estate holdings will continue to diminish, which will adversely affect the Company’s ability to continue its real estate operations at a significant level.

The Company may not be able to acquire properties or develop them successfully.

If the Company is able to identify real estate development opportunities outside of Rio Rancho, the success of the Company’s real estate segment will still depend in large part upon its ability to acquire additional properties on satisfactory terms and to develop them successfully.  If the Company is unable to do so, its results of operations could be adversely affected.

The acquisition, ownership and development of real estate is subject to many risks that may adversely affect the Company’s results of operations, including the risks that:

•	the Company may not be able to acquire a desired property because of competition from other real estate investors who may have greater capital or better access to cash than the Company has;

•	the Company may not be able to obtain or renew financing on acceptable terms, or at all;

•	an adverse change in market conditions during the interval between acquisition and sale of a property may result in a lower than originally anticipated profit;

•	the Company may underestimate the cost of development required to bring an acquired property up to standards established for the market position intended for that property;

•
acquired properties may be located in new markets where the Company may face risks associated with a lack of market knowledge or understanding of the local economy, a lack of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•	the Company may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations.

The Company’s real estate development activities have been primarily limited to a single market, and it may face substantially more experienced competition in acquiring and developing real estate in new markets.

Since the Company’s real estate acquisition and development activities have been primarily limited to the Rio Rancho market, the Company does not have extensive experience in acquiring real estate in other markets or engaging in development activities in multiple markets simultaneously. Should the Company seek to acquire additional real estate in new markets, competition from other potential purchasers of real estate could adversely affect the Company’s operations. Many of these entities may have substantially greater experience than the Company has in identifying, acquiring and developing real estate opportunities in other markets and in managing real estate developments in multiple markets. These entities may also have greater financial resources than the Company has and may be able to pay more than the Company can or accept more risk than the Company is willing to accept to acquire real estate. These entities also may be less sensitive to risks with respect to the costs or the geographic concentration of their investments. This competition may prevent the Company from acquiring the real estate assets the Company seeks, or increase the cost of properties that the Company does acquire. Competition may also reduce the number of suitable investment opportunities available to the Company or may increase the bargaining power of property owners seeking to sell.

The Company will likely compete for real estate investment opportunities with, among others, insurance companies, pension and investment funds, partnerships, real estate or housing developers, investment companies, real estate investment trusts and owner/occupants.

Properties that the Company acquires may have defects that are unknown to the Company.

Although the Company generally performs due diligence on prospective properties before they are acquired, and on a periodic basis after acquisition, any of the properties the Company may acquire may have characteristics or deficiencies unknown to the Company that could adversely affect the property’s value or revenue potential or, in the case of environmental or other factors, impose liability on the Company, which could be significant.

The Company is subject to substantial legal, regulatory and other requirements regarding the development of land and requires government approvals, which may be denied, and thus the Company may encounter difficulties in obtaining entitlements on a timely basis, which could limit its ability to sell land.

There are many legal, regulatory and other requirements regarding the development of land, which may delay the start of planned development activities, increase the Company’s expenses or limit the Company’s customers’ development activities. Development activities performed in connection with real estate sales include obtaining necessary governmental approvals, acquiring access to water supplies, installing utilities and necessary storm drains and building or improving roads. Numerous local, state and federal statutes, ordinances and rules and regulations, including those concerning zoning, resource protection and environmental laws, regulate these tasks. These regulations often provide broad discretion to the governmental authorities that regulate these matters and from whom the Company must obtain necessary approvals. The approval process can be lengthy and delays can increase the Company’s costs, as well as the costs for the primary customers of the Company’s real estate business (residential and commercial developers). Failure to obtain necessary approvals may significantly adversely affect the Company’s real estate development activities and its results of operations.

The Company may be subject to environmental liability.

Various laws and regulations impose liability on real property owners and operators for the costs of investigating, cleaning up and removing contamination caused by hazardous or toxic substances at a property. In the Company’s role as a property owner or developer, the Company could be held liable for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether the Company knew of, or was responsible for, the presence of the hazardous or toxic substances. If the Company fails to disclose environmental issues, it could also be liable to a buyer or lessee of the property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. If the Company incurs any such liability that is material, its results of operations would be adversely affected.

Increases in taxes or governmental fees may increase the Company’s costs.  Also, adverse changes in tax laws could reduce customer demand for land for commercial and residential development.

Increases in real estate taxes and other local governmental fees, such as fees imposed on developers to fund schools, open space and road improvements or to provide low and moderate income housing, would increase the Company’s costs and have an adverse effect on the Company’s operations.  Local and state resources have been particularly strained as a consequence of the economic downturn that began in 2008 and as a result, many governmental entities have adopted significant tax increases and are likely to adopt further increases in the future.  The Company cannot control these tax increases and may not be able to pass such increased costs on to purchasers, particularly as it holds property for many years.  In addition, further increases in local real estate taxes or changes in income tax laws that would reduce or eliminate tax deductions or incentives would increase the Company’s expenses, could adversely affect homebuilders’ potential customer demand and could adversely affect future land sales by the Company to those homebuilders.

Unless the City of Rio Rancho supplements its current water supply, development of the Company’s remaining Rio Rancho land may be adversely affected.

All of the Company’s future Rio Rancho land development will require water service from the City of Rio Rancho or from another source. While the city has not denied any development in the past due to a shortage of water supply, it has expressed concerns that its current water supply cannot support growth indefinitely. Although the city is currently pursuing various methods to supplement its water supply, if it is unsuccessful, development of the Company’s remaining Rio Rancho land could be adversely affected.

Real estate is a cyclical industry, and the Company’s results of operations could be adversely affected during cyclical downturns in the industry.

During periods of economic expansion, the real estate industry typically benefits from an increased demand for developable land.  In contrast, during periods of economic contraction, the real estate industry is typically adversely affected by a decline in demand. For example, increased rates of mortgage defaults that began in early calendar 2007 led to significant losses for the companies offering mortgages and contributed to a severe and continuing downturn in the residential housing market.  Further, real estate development projects typically begin, and financial and other resources are committed, long before a real estate project comes to market, which could be during a time when the real estate market is depressed. There can be no assurance that an increase in demand or an economic expansion will occur or be sustained in the Rio Rancho market, where the Company’s core real estate business is based and operates, or in any other new market into which the Company expands its real estate operations. Any of the following (among other factors, including those mentioned elsewhere in this prospectus) could cause a general decline in the demand for residential or commercial real estate which, in turn, could contribute to a severe downturn in the real estate development industry that could have an adverse effect on the Company’s results of operations:

•	periods of general economic slowdown or recession;

•	changes in government regulation;

•	rising interest rates and a decline in the general availability or affordability of mortgage financing;

•	adverse changes in local or regional economic conditions;

•	shifts in population away from the markets that the Company serves;

•	tax law changes, including potential limits on, or elimination of, the deductibility of certain mortgage interest expense, real property taxes and employee relocation expenses; and

•	acts of God, including hurricanes, earthquakes and other natural disasters.

Changing market conditions may adversely affect companies in the real estate industry, which rely upon credit in order to finance their purchases of land from the Company.

Changes in interest rates and other economic factors can dramatically affect the availability of capital for the Company’s developer customers. Residential and commercial developers to whom the Company frequently sells land typically rely upon third party financing to provide the capital necessary for their acquisition of land. Changes in economic and other external market conditions can and have resulted in the inability of developers to obtain suitable financing, which could adversely impact the Company’s ability to sell land, or force the Company to sell land at lower prices, which would adversely affect its results of operations.

Changes in general economic, real estate development or other business conditions may adversely affect the Company’s business and its financial results.

A significant percentage of the Company’s real estate revenues are derived from customers in the residential homebuilding business, which is particularly sensitive to changes in economic conditions and factors such as the level of employment, consumer confidence, consumer income, availability of mortgage financing and interest rates. Adverse changes in these conditions have decreased demand for homes generally, and may continue to do so, affecting the pricing of homes and in turn the price of land sold to developers, which could adversely affect the Company’s results of operations.

The Company may be required to recognize impairment adjustments to its real estate carrying values due to the significant decline in real estate land sales.

Real estate land sales for AMREP Southwest in fiscal 2009 and 2010 and the first six months of fiscal 2011 have been substantially lower than the Company has historically experienced in its principal market of Rio Rancho, New Mexico, due to a prolonged severe decline in the real estate market in the greater Albuquerque-metro and Rio Rancho areas.  The Company believes that this decline reflects the persistently weak national and local New Mexico economies due to high unemployment levels, low consumer confidence, reduced credit availability and weak consumer spending, among other factors.  Continuation or worsening of this downturn in the real estate market or in general economic conditions could result in future real estate impairment charges and would have a material adverse effect on our business, liquidity and results of operations.

A number of contracts for individual Rio Rancho home site sales made prior to 1977 require the Company to exchange land in an area that is serviced by utilities for land in areas where utilities are not installed.

In connection with certain individual Rio Rancho home site sales made prior to 1977, if water, electric and telephone utilities have not reached the lot site when a purchaser is ready to build a home, the Company is obligated to exchange a lot in an area then serviced by such utilities for the lot of the purchaser, without cost to the purchaser. Although this has not been the case in the past, if the Company were to experience a large number of requests for such exchanges in the future, the Company’s results of operations could be adversely impacted.

If subcontractors are not available to assist in completing the Company’s land development projects, the Company may not be able to complete those projects on a timely basis.

The development of land on a timely basis is critical to the Company’s ability to complete development projects in accordance with the Company’s contractual obligations. The availability of subcontractors in the markets in which the Company operates can be affected by factors beyond the Company’s control, including the general demand for these subcontractors by other developers.  If subcontractors are not available when the Company requires their services, the Company may experience delays or be forced to seek alternative suppliers, which may increase costs or adversely affect the Company’s ability to sell land on a timely basis.

Land investments are generally illiquid, and the Company may not be able to sell the Company’s properties when it is economically or otherwise important to do so.

Land investments generally cannot be sold quickly, and the Company’s ability to sell properties may be affected by market conditions. The Company may not be able to diversify or vary its portfolio promptly in accordance with its strategies or in response to economic or other conditions.  The Company’s ability to pay down debt, reduce interest costs and acquire properties is dependent upon its ability to sell the properties it has selected for disposition at the prices and within the deadlines the Company has established for each property.

Risks Related to the Company’s Media Services Operations

The Company’s publisher customers face business pressures from reduced advertising revenues and increased costs for paper, printing and postal rates.  These factors could have a negative effect on their operating income, and this in turn could negatively affect the Company’s Media Services operations.

An important source of revenue for the magazine publishing industry, the principal industry served by the Company, is advertising.  As a result of the economic slowdown, there has been a well-publicized reduction in advertising at all levels which has caused a higher attrition rate of magazine titles than has been previously experienced.  In addition, the Company’s publisher customers’ principal raw material is paper.  Paper and printing prices have fluctuated over the past several years, and significant unanticipated increases in paper prices could adversely affect a publisher customer’s operating income.  Postage for magazine distribution and direct solicitation is another significant operating expense of the Company’s publisher customers, which primarily use the U.S. Postal Service to distribute their products.  Any continued softness in advertising revenues or significant increases in paper costs, printing costs or postal rates that publishers are not able to offset could have a negative affect on their operating income and number of titles published, and this in turn could negatively affect the Company’s Media Services operations.

The Company’s Media Services operations could face increased costs and business disruption from instability in the newsstand distribution channel.

The Company extends credit to various Newsstand Distribution Services customers, whose credit worthiness and financial position may be affected by changes in economic or other external conditions. Financial instruments that may potentially subject the Company to a significant concentration of risk primarily consist of trade accounts receivable from wholesalers in the magazine distribution industry.  A small number of wholesalers are responsible for a significant percentage of the wholesale magazine distribution business in the United States.  There has been instability in the wholesaler channel that led, in 2009, to one major wholesaler abandoning the business and to certain disruptions to magazine distribution.  There is the possibility of further consolidation among these wholesalers and insolvency or non-payment of its obligations by one or more of these wholesalers, which could have a material adverse impact on the Company’s results of operations and financial condition.  In addition, due to the significant concentration in the industry, should there be a disruption in the wholesale channel, it could impede the Company’s ability to distribute magazines to the retail marketplace.

Almost all of the Company’s revenues in the Company’s Newsstand Distribution Services business are derived from sales made on a fully returnable basis, and an error in estimating expected returns could cause a misstatement of revenues for the period affected.

As is customary in the magazine distribution industry, almost all of the Company’s revenues in its Newsstand Distribution Services business segment are derived from sales made on a fully returnable basis, meaning that customers may return unsold copies of magazines for credit.  During the Company’s fiscal year ended April 30, 2010, customers ultimately returned for credit approximately 67% of the magazines initially distributed by the Company. The Company recognizes revenues from the distribution of magazines at the time of delivery to the wholesalers, less a reserve for estimated returns that is based on historical experience and recent sales data on an issue-by-issue basis. Although the Company has the contractual right to return these magazines for offsetting credits from the publishers from whom the magazines are purchased, an error in estimating the percentage of returns at the end of an accounting period could have the effect of understating or overstating revenues in the period affected, which misstatement would have to be adjusted in a subsequent period when the actual return information becomes known.

The introduction and increased popularity of alternative technologies for the distribution of news, entertainment and other information and the resulting shift in consumer habits and advertising expenditures from print to other media has adversely affected the Company’s Media Services business segments.

Revenues in the Company’s Media Services business segments are principally derived from services the Company performs for traditional publishers.  Historically, a reduction in the demand for the Company’s Newsstand Distribution Services due to lower sales of magazines at newsstands has often been at least partially offset by an increase in demand for the Company’s Subscription Fulfillment Services as consumers affected by the reduction in newsstand distribution instead sought publications through subscription.  However, the distribution of news, entertainment and other information via the Internet has become increasingly popular, and consumers increasingly rely on electronic readers, personal computers, cellular phones and other electronic devices for such information.  The resulting reduction in demand for traditional print media and the shift of advertising dollars from traditional print media to online media has adversely affected the publishing industry in general and has had a negative impact on both the Company’s Subscription Fulfillment Services and Newsstand Distribution Services segments.

Competitive pressures may result in a decrease in the Company’s revenues and profitability.

The subscription fulfillment and newsstand distribution services businesses are highly competitive, and some of the Company’s competitors have financial resources that are substantially greater than the Company’s.  The Company experiences significant price competition in the markets in which it competes.  Competition in the Company’s Media Services businesses may come not only from other service providers, but also from the Company’s customers, who may choose to develop their own internal subscription fulfillment or newsstand distribution operations, thereby reducing demand for the Company’s services.  Competitive pressures could cause the Company’s Media Services businesses to lose market share or result in significant price erosion that could have an adverse effect on the Company’s results of operations.

The Company’s operating results depend in part on successful research, development and marketing of new or improved services and data processing capabilities and could suffer if the Company is not able to continue to successfully develop or implement new technologies.

The Company operates in highly competitive markets that are subject to rapid change, and must therefore continue to invest in developing technologies and to improve various existing systems in order to remain competitive.  There are substantial uncertainties associated with the Company’s efforts to develop new technologies and services for the subscription fulfillment and newsstand distribution markets the Company serves.  Particularly in its Subscription Fulfillment Services business, the Company would need to make substantial capital investments in order to convert its business to newer digital and internet-based technologies.  Many of the Company’s competitors have already converted their business for the growing digital market and any improvements the Company makes may not be implemented until it is too late to compete effectively.  Additionally, the cost and expertise needed to develop these new digital and internet-based technologies may be prohibitive for the Company and thus, even if the Company makes significant investments in new information processing technologies and services in these or other areas, they may not prove to be profitable.  If these developments are profitable, the operating margins resulting from their application would not necessarily result in an improvement over the Company’s historical margins.

The Company may not be able to successfully introduce new services and data processing capabilities on a timely and cost-effective basis.

The success of new and improved services depends on their initial and continued acceptance by the publishers and other customers with whom the Company conducts business.  The Company’s Media Services businesses are affected, to varying degrees, by technological changes and shifts in customer demand.  These changes result in the transition of services provided and increase the importance of being “first to market” with new services and information processing innovations.  Difficulties or delays in the development, production or marketing of new services and information processing capabilities may be experienced, and may adversely affect the Company’s results of operations.  These difficulties and delays could also prevent the Company from realizing a reasonable return on the investment required to bring new services and information processing capabilities to market on a timely and cost effective basis.

The Company’s operations could be disrupted if its information systems fail, causing increased expenses and loss of sales.

The Company’s business depends on the efficient and uninterrupted operation of its systems and communications capabilities, including the maintenance of customer databases for billing and label processing, and the Company’s magazine distribution order regulation system.  If a key system were to fail or experience unscheduled downtime for any reason, even if only for a short period, the Company’s operations and financial results could be adversely affected.  The Company’s systems could be damaged or interrupted by a security breach, fire, flood, power loss, telecommunications failure or similar event. The Company has a formal disaster recovery plan in place, but this plan may not entirely prevent delays or other complications that could arise from an information systems failure.  The Company’s business interruption insurance may not adequately compensate the Company for losses that may occur.

The Company depends on the Internet to deliver many services, which may expose the Company to various risks.

Many of the Company’s operations and services, including order taking on behalf of customers and communications with customers and suppliers, involve the use of the Internet.  The Company is therefore subject to factors that adversely affect Internet usage, including the reliability of Internet service providers that, from time to time, may have operational problems and experience service outages.  Additionally, as the Company continues to increase the services it provides using the Internet, the Company is increasingly subject to risks related to the secure transmission of confidential information over public networks.  Failure to prevent security breaches of the Company’s networks or those of its customers, or a security breach affecting the Internet in general, could adversely affect the Company’s results of operations.

The Company is subject to extensive rules and regulations of credit card associations.
The Company processes a large number of credit card transactions on behalf of its Subscription Fulfillment Services customers and is thus subject to the extensive rules and regulations of the leading credit card associations.  The card associations modify their rules and regulations from time to time, and the Company’s inability to anticipate changes in such rules and regulations or in the interpretation or application thereof may result in substantial disruption to its business. In the event that the card associations or the sponsoring banks determine that the manner in which the Company processes certain card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations that prohibit or restrict the manner in which the Company processes card transactions, the Company may be subject to substantial penalties and fines and be forced to modify the manner in which it operates, which may increase costs, or to cease processing certain types of transactions altogether, any of which could have a negative impact on its business.

Other Business Risks

The Company’s subsidiaries have substantial indebtedness and other financial obligations which could adversely affect the Company’s business, operating results or financial condition.

The Company's primary sources of funding for working capital requirements are cash flow from operations and banking facilities.  The Company's liquidity is affected by many factors, including some that are based on normal operations and some that are related to the industries in which the Company operates and the economy.  AMREP Southwest had financed its operations in part through a loan agreement which matured December 16, 2010 and which is secured by a mortgage on real property with a book value as of October 31, 2010 of approximately $54,500,000.  As of the date of this prospectus, the outstanding principal of this loan was $22,500,000.  The Company is currently in negotiations regarding a short-term extension of the loan agreement in order to allow for further discussions with the bank regarding a longer-term renewal of this arrangement, but there can be no assurance that this facility can be renewed on acceptable terms or at all.  If AMREP Southwest is unable to renew this facility, it would not have sufficient funds to satisfy its obligation to the bank, and the Company would be forced to seek either replacement financing or other sources of capital, such as by selling assets or issuing equity, which replacement financing or other sources of capital might not be available on acceptable terms.  In addition, the Company’s Media Services businesses now finance their operations in part through a revolving credit facility which replaced a predecessor revolving credit facility in May 2010.  The Company’s Media Services businesses also rely on cash flow from operations to fund working capital requirements, including cash flow made available through arrangements with customers and wholesalers that are subject to expiration and renegotiation from time to time, particularly in the case of one significant customer who has the right to terminate its contract beginning in January 2012.  If AMREP Southwest is unable to secure financing or refinance its loan agreement or if certain Media Services customers terminate or modify their agreements to reduce or eliminate the source of working capital funding, it would likely have a material adverse affect on the Company’s overall liquidity.

The Company may engage in future acquisitions and may encounter difficulties in integrating the acquired businesses, and, therefore, may not realize the anticipated benefits of the acquisitions in the time frames anticipated, or at all.

From time to time, the Company may seek to grow through strategic acquisitions intended to complement or expand one or more of its business segments, such as the acquisition of Palm Coast in January 2007, or to enable the Company to enter a new business.  The success of these transactions will depend in part on the Company’s ability to integrate the systems and personnel acquired in these transactions into its existing business without substantial costs, delays or other operational or financial problems.  The Company may encounter difficulties in integrating acquisitions with the Company’s operations or in separately managing a new business.  Furthermore, the Company may not realize the degree of benefits that the Company anticipates when first entering into a transaction, or the Company may realize benefits more slowly than it anticipates.  Any of these problems or delays could adversely affect the Company’s results of operations.

The Company’s current management and internal systems may not be adequate to handle the Company’s growth, if any.

To manage the Company’s future growth, if any, the Company’s management must continue to improve operational and financial systems and to expand, train, retain and manage the Company’s employee base. If the Company grows, it will also likely need to recruit and retain additional qualified management personnel, and its ability to do so will depend upon a number of factors, including the Company’s results of operations and prospects and the level of competition then prevailing in the market for qualified personnel.  At the same time, the Company will likely be required to manage an increasing number of relationships with various customers and other parties.  If the Company’s management personnel, systems, procedures and controls are inadequate to support its operations, expansion could be slowed or halted and the opportunity to gain significant additional market share could be impaired or lost. Any inability of the Company’s management to manage the Company’s growth effectively may adversely affect its results of operations.

The Company’s business could be seriously harmed if the Company’s accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes.

Although the Company evaluates its internal controls over financial reporting and its disclosure controls and procedures at the end of each quarter, any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company’s results of operations.

In addition, there can be no assurance that the Company’s internal control systems and procedures, or the integration of its subscription fulfillment services businesses into one location in Florida or any other future acquisitions and their respective internal control systems and procedures, will not result in or lead to a future material weakness in the Company’s internal controls, or that the Company or its independent registered public accounting firm will not identify a material weakness in the Company’s internal controls in the future.  If the Company’s internal controls over financial reporting are not adequate, the Company’s financial statements could become incorrect or misleading and the Company may experience a loss of public confidence, which could subject the Company to liability and have an adverse effect on the Company’s business and the price of the Company’s common stock.

Further, deficiencies or weaknesses that are not yet identified by the Company could emerge and the identification and correction of those deficiencies or weaknesses could have an adverse effect on the Company’s results of operations.

The Company’s pension plan, which was frozen in 2004, is currently underfunded and may require additional, potentially accelerated, cash contributions or a deposit with the Pension Benefit Guaranty Corporation.

The Company’s pension plan was underfunded on a generally accepted accounting principles basis by approximately $12.4 million at October 31, 2010.  The Company froze the pension plan effective March 1, 2004 so that from that date there would be no new participants in the plan and the existing participants would not accrue additional benefits under the plan attributable to their compensation after that date.  A key assumption underlying the actuarial calculations upon which the Company’s accounting and reporting obligations for the pension plan are based is an assumed annual investment rate of return of eight percent.  If the pension plan assets do not realize the expected rate of return, or if any other assumptions underlying the actuarial calculations are incorrect or are modified, the Company may be required to make contributions to the pension plan beyond current requirements, which could impact the Company’s financial resources.  In addition, in connection with the consolidation of the Company’s Subscription Fulfillment Services business at certain locations, more than 20% of the total number of the Company’s employees who were active participants in the Company’s pension plan were separated from employment.  As required by Section 4062(e) of the Employee Retirement Income Security Act of 1974, as amended, the Company has notified the Pension Benefit Guaranty Corporation (the “PBGC”) of this occurrence and requested that the PBGC determine the resulting liability, if any, with respect to this occurrence.  The PBGC may require that the Company place the amount of any liability in escrow or to furnish a bond to the PBGC to insure the payment of any liability amount, or the Company and the PBGC may enter into an alternative arrangement with respect to any such liability; while the amount of any liability and any arrangement for the payment of such liability cannot be reasonably estimated, such liability could be material to the Company.

The Company’s quarterly and annual operating results can fluctuate significantly.

The Company has experienced, and is likely to continue to experience, significant fluctuations in its quarterly and annual operating results, which may adversely affect the Company’s stock price.  Future quarterly and annual operating results may not align with past trends as a result of numerous factors, including many factors that result from the unpredictability of the nature and timing of real estate land sales, the variability in gross profit margins and competitive pressures.

Changes in the Company’s income tax estimates could affect profitability.

In preparing the Company’s consolidated financial statements, significant management judgment is required to estimate the Company’s income taxes.  The Company’s estimates are based on its interpretation of federal and state tax laws and regulations.  The Company estimates actual current tax due and assesses temporary differences resulting from differing treatment of items for tax and accounting purposes.  The temporary differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheet.  Adjustments may be required by a change in assessment of the Company’s deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws.  To the extent adjustments are required in any given period, the Company will include the adjustments in the tax provision in its financial statements.  These adjustments could have an adverse effect on the Company’s financial position, cash flows and results of operations.

The price of the Company’s common stock in recent years has been volatile. This volatility may make it difficult for shareholders to sell the Company’s common stock, and the sale of substantial amounts of the Company’s common stock could adversely affect the price of the Company’s common stock.

The market price for the Company’s common stock has varied between a high of $62.66 and a low of $9.64 per share between May 1, 2008 and December 28, 2010.  This volatility may make it difficult for a shareholder to sell the Company’s common stock, and the sale of substantial amounts of the Company’s common stock could adversely affect the price of the common stock.  The Company’s stock price is likely to continue to be volatile and subject to significant price fluctuations in response to market and other factors, including the other factors discussed in “Risk Factors”, and:

•	variations in the Company’s quarterly and annual operating results, which could be significant;

•	material announcements by the Company or the Company’s competitors;

•	sales of a substantial number of shares of the Company’s common stock; and

•	adverse changes in general market conditions or economic trends.

In addition to the factors discussed above, the Company’s common stock is relatively thinly traded, which means that large transactions in the Company’s common stock may be difficult to conduct in a short time frame and may cause significant fluctuations in the price of the Company’s common stock.  The average trading volume in the Company’s common stock on the New York Stock Exchange over the ten-day trading period ending on December 28, 2010 was approximately 3,047 shares per day.  Further, there have been, from time to time, significant “short” positions in the Company’s common stock, consisting of borrowed shares sold, or shares sold for future delivery, which may not have been borrowed.  Any attempt by the short sellers to liquidate their positions over a short period of time could cause significant volatility in the price of the Company’s common stock.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation.  The Company has not been involved in any securities class action litigation; however, if the Company were to become involved in securities class action litigation in the future, it could result in substantial costs and diversion of the Company’s management’s attention and resources and could harm the Company’s stock price, business, prospects, results of operations and financial condition.  In addition, the broader stock market has experienced significant price and volume fluctuations in recent years.  This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of the Company’s common stock.

The Company has a principal shareholder whose interests may conflict with other investors.

The Company has a principal shareholder, Nicholas G. Karabots, who, together with certain of his affiliates, currently owns approximately 59% of the Company’s outstanding common stock.  As a result, this principal shareholder exercises significant influence over the Company’s major decisions, including through his ability to vote for the members of the Company’s Board of Directors.  Because of this voting power, the principal shareholder could influence the Company to make decisions that might run counter to the wishes of the Company’s other shareholders generally.

In addition, Kappa, the publishing company owned by the Company’s principal shareholder is also a significant customer of the Company’s Newsstand Distribution Services business, as well as a customer of its Subscription Fulfillment Services business, and, as a result, the shareholder may have business interests with respect to the Company that differ from or conflict with those of other holders of the Company’s common stock.  In particular, in late November 2010, Kappa gave the Company notices of its intent to terminate the distribution contract and the fulfillment services contract it has with the Company.  As a consequence, the contracts will expire in February, 2011 (for the Subscription Fulfillment Services business) and June, 2011 (for the Newsstand Distribution Services business).   For its fiscal year ended April 30, 2010, the Company’s revenues from the newsstand distribution and subscription fulfillment services it provided to Kappa amounted to approximately $2,330,000, which was approximately 1.9% of the Company’s consolidated revenues for that period.  Through the first two fiscal quarters of 2011, the Company’s revenues from Kappa were approximately $1,164,000.  The Company is seeking to renew the contracts with Kappa.  However, there can be no assurance whether this may be accomplished on acceptable terms or at all.  As Kappa has been a significant customer, particularly of the Newsstand Distribution Services business, if the Company is unable to extend the distribution contract it has with Kappa beyond the effective termination date of June 30, 2011, the Company would lose significant revenue.

Although the Company has paid dividends in the past, no dividends have been paid since 2008; the Company has no regular dividend policy and offers no assurance of any future dividends.

The Company paid no cash dividends on its common stock in 2010 or 2009 or in the first six months of fiscal 2011 although the Company paid special cash dividends on its common stock during the five fiscal years 2004 through 2008.  The Board of Directors has stated that it may consider special dividends from time-to-time in the future in light of conditions then existing, including earnings, financial condition, cash position, and capital requirements and other needs.  Notwithstanding such statement and the status of such future conditions, no assurance is given that there will be any such future dividends declared or that future dividend declarations, if any, will be commensurate in amount or frequency with past dividends.

The Company is currently a “controlled company” within the meaning of the New York Stock Exchange rules. As a result, the Company is exempt from certain corporate governance requirements and will not need to fully comply with those requirements until one year after the Company is no longer a “controlled company”.

Because Nicholas G. Karabots and certain of his affiliates together currently own more than 50% of the voting power of the Company’s common stock, the Company is considered a “controlled company” for the purposes of the rules and regulations of the New York Stock Exchange.  As such, the Company is permitted, and has elected, to opt out of the New York Stock Exchange requirements that would otherwise require its compensation and human resources committee to consist entirely of independent directors.  The Company has also opted not to have a nominating/corporate governance committee as required by the New York Stock Exchange for non-controlled companies.

If Mr. Karabots and his affiliates were to dispose of their shares, such that they no longer own more than 50% of the voting power of the Company’s common stock, the Company would no longer be a “controlled company.”  If the Company were no longer considered a “controlled company” for purposes of the rules and regulations of the New York Stock Exchange, those rules and regulations provide for a twelve month transition period during which the Company would not need to fully comply with the otherwise applicable requirements.  The Company would not be required to have entirely independent compensation and human resources and nominating/corporate governance committees until twelve months following the date on which it ceases to be a controlled company, although the Company would need to phase in independent members for each of these committees starting on the date that it ceases to be a controlled company.  While the Company remains a controlled company and during any transition period following the Company’s ceasing to be a controlled company, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The presence of a controlling shareholder of the Company, as well as certain provisions of Oklahoma law and the Company’s organic documents, may impede or discourage a takeover, which may have a limiting effect on the market price of the Company’s common stock.

The concurrence of the Company’s majority controlling shareholder is needed for any third party to acquire control of the Company, even if a change in control would be beneficial to the Company’s other shareholders.

Furthermore, the Company is an Oklahoma corporation and even in the absence of a controlling shareholder, the anti-takeover provisions of the Company’s amended certificate of incorporation and of Oklahoma law generally prohibit the Company from engaging in “business combinations” with an “interested shareholder”, as those terms are defined therein, unless the holders of at least two-thirds of the Company’s then outstanding common stock approve the transaction. Under Oklahoma law, this approval must exclude the common stock owned by the “interested shareholder”.  In addition to this restriction, some other provisions of the Company’s amended certificate of incorporation and of its by-laws may discourage certain acts involving a fundamental change of the Company. For example, the Company’s amended certificate of incorporation and its by-laws contain certain provisions that:

•	classify the Company’s Board of Directors into three classes, each of which serves for a term of three years, with one class being elected each year; and

•	prohibit shareholders from calling a special meeting of shareholders.

Because the Company’s Board of Directors is classified and the Company’s amended certificate of incorporation and by-laws do not otherwise provide, Section 1027 of the Oklahoma General Corporation Act permits the removal of any member of the board of directors only for cause.

These factors could impede a merger, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for the Company’s common stock, which could have a limiting effect on the market price of the Company’s common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling securityholders.  All proceeds from the sale of the shares will be for the account of the selling securityholders.

SELLING SECURITYHOLDERS

We are registering the resale from time to time of up to 515,000 shares of our common stock beneficially owned by the selling securityholders.   The selling securityholders referred to in this prospectus include Nicholas G. Karabots, a member and Vice Chairman of our board of directors, and The Karabots Foundation (the “Foundation”), a tax-exempt, non-profit corporation affiliated with Mr. Karabots.  These selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus or a supplement hereto any or all of the common stock.   In the event that a sale is to be made pursuant to this prospectus by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or post-effective amendment, if necessary, naming such pledgee or transferee as a selling securityholder.

The following table contains information we received from the selling securityholders on or before December 29, 2010, with respect to the selling securityholders and the number of shares of common stock beneficially owned by them before the offering and the shares that may be offered using this prospectus.  The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of the sale or sales of common stock covered by this prospectus. We cannot estimate the number of shares the selling securityholders will hold after the completion of the offering by each selling securityholder because they may sell all or a portion of the shares offered by this prospectus.  Our registration of common stock held by the selling securityholders does not necessarily mean that the selling securityholders will sell all or any of their shares.

NAME	NUMBER OF SHARES OF COMMON STOCK OWNED BEFORE THE OFFERING	NUMBER OF SHARES OF COMMON STOCK THAT MAY BE SOLD	NUMBER OF SHARES OF COMMON STOCK OWNED AFTER THE OFFERING	PERCENTAGE OF COMMON STOCK OUTSTANDING OWNED AFTER THE OFFERING
Nicholas G. Karabots	3,092,3781	213,000	2,879,378	48.02%
The Karabots Foundation	421,7662	302,000	119,766	2.00%

___________________________________
1  The shares listed above as beneficially owned by Mr. Karabots include 1,391,180 shares owned of record by Glendi Publications, Inc., a company owned by Mr. Karabots (“Glendi”) and 410,000 shares owned of record by Kappa Media Group, Inc., another company owned by Mr. Karabots.  Mr. Karabots himself owns of record 1,291,198 shares.

2 The Foundation acquired 322,100 of its shares on December 31, 2001 and 183,065 of its shares on December 31, 2002 in two separate gift transactions from Mr. Karabots, one of its founders.  The Foundation received 75,000 shares, being the remainder of the shares it has acquired, on December 31, 2002 as a gift from Glendi.  The Foundation’s acquisition of our shares gave rise to an “excess business holding” for the Foundation, within the meaning of Section 4943 of the Internal Revenue Code of 1986, as amended, which imposes prohibitively expensive excise taxes on private foundations, such as the Foundation, that fail to dispose of any such excess business holdings within a specified period.  To avoid incurring such excise taxes the Foundation sold 98,437 of our shares in 2008, 59,962 of our shares in 2010, and has informed the Company that it intends to sell an additional 302,000 of our shares pursuant to this prospectus, or otherwise.  For the purposes of the table above, we have assumed that the Foundation will sell 302,000 shares pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a general description of our capital stock.  For a more detailed description and the complete terms of these securities, you should read our certificate of incorporation, as amended from time to time, and our by-laws, as amended from time to time.  The Oklahoma General Corporation Act (“OGCA”) may also affect the terms of these securities.

Authorized Capital Stock

We are authorized to issue a total of 20,000,000 shares of capital stock, consisting entirely of common stock, par value $0.10 per share.  As of December 28, 2010, there were 5,996,212 shares of common stock issued and outstanding.

Common Stock

General.  Each share of our common stock has the same rights and privileges.  Holders of our common stock do not have any preferences or any preemptive, conversion or exchange rights.  All of our outstanding shares of common stock are fully paid and nonassessable.  Our common stock is listed on the New York Stock Exchange under the symbol “AXR.”

Voting Rights.  The holders of our common stock are entitled to vote upon all matters submitted to a vote of our shareholders and are entitled to one vote for each share of common stock held.  Our amended certificate of incorporation and by-laws do not provide for cumulative voting.

Dividends.  The holders of our common stock are entitled to participate ratably in dividends payable in cash, stock or otherwise, as may be declared by our board of directors out of any funds legally available for the payment of dividends.

Liquidation and Distribution.  If we voluntarily or involuntarily liquidate, dissolve or wind-up, or upon any distribution of our assets, the holders of our common stock will be entitled to receive all of the assets remaining after payment of liabilities and amounts owed to creditors, equally and ratably in proportion to the number of shares of common stock held by them.

Certain Charter and By-law Provisions; Oklahoma Law

Some sections of our amended certificate of incorporation and amended by-laws and provisions of Oklahoma law may discourage certain transactions involving a change in control of our company.

Special Meetings.  Our amended by-laws provide that special meetings of our shareholders may be called only by the chairman of the board, the president or a majority of the members of the board of directors.  This provision may make it more difficult for shareholders to take actions opposed by the board of directors.

Classified Board of Directors.  Our amended certificate of incorporation and amended by-laws contain provisions that classify our board of directors into three classes, with one class being elected each year.  Because our amended certificate of incorporation and amended by-laws do not otherwise provide, Section 1027 of the OGCA permits the removal of any member of our board of directors only for cause.  These provisions could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock.

No Cumulative Voting.  The OGCA provides that shareholders are not entitled to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.  Our amended certificate of incorporation does not expressly provide for cumulative voting.  Under cumulative voting, minority shareholders holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Amendment of By-laws.  Our amended certificate of incorporation permits our board of directors to adopt, amend and repeal our by-laws.  Our amended by-laws do not permit shareholders to amend the bylaws.

Certain Business Combinations and Transactions with “interested shareholders.”  Our amended certificate of incorporation prohibits us from:

1.	engaging in a merger or consolidation with an “interested shareholder” or affiliate of an interested shareholder;

2.	selling, leasing, exchanging, mortgaging, pledging or transferring assets valued in excess of $5 million to, or with, an interested shareholder or affiliate;

3.	issuing to an interested shareholder or affiliate our shares or shares of our subsidiaries with a value in excess of $5 million;

4.	adopting a plan or proposal for liquidation or dissolution advanced by an interested shareholder or affiliate of an interested shareholder, or

5.
reclassifying, recapitalizing, entering into a merger or consolidation of our subsidiaries, or entering into any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares held by an interested shareholder or affiliate of an interested shareholder unless, in each case, such transaction is approved by the holders of at least two-thirds of the then outstanding shares of our common stock.  This provision, however, does not apply to any of the above transactions if:

1.
the shareholders would not receive cash or any other consideration (including retaining their common stock in a transaction in which we survive) in their capacities as shareholders and, before the transaction, at least 75% of the board of directors has approved the transaction, or

2.
the shareholders would receive cash or other consideration, and either (i) before the transaction, at least 75% of the board of directors approved the transaction, or (ii) all of the conditions set forth in the following subclauses (A) through (F) shall have been met:

(A)  the price per share of our common stock meets certain minimums as specified in our amended certificate of incorporation;

(B)  the consideration is cash or whatever form of consideration that the interested shareholder used to acquire our common stock (or the largest block of our common stock if acquired in a series of transactions);

(C)  since becoming an interested shareholder and until the consummation of the proposed transaction there have been (1) no reduction in dividends and (2) appropriate increases to dividends to reflect any reclassifications, recapitalizations, reorganizations or any similar transactions, unless in the case of (1)  or (2) the alternative has been approved by at least 75% of our board of directors;

(D)  since becoming an interested shareholder and until the consummation of the proposed transaction the interested shareholder has not become the beneficial owner of additional shares, except as the result of a dividend or stock split;

(E)   since becoming an interested shareholder and until the proposed transaction the interested shareholder has not received benefit, directly or indirectly, of any loans, advances, guarantees pledges or other financial assistance or any tax credits or other tax advantages from us; and

 F)   a proxy or information statement complying with the requirements of the Exchange Act describing the proposed transaction is mailed to our other shareholders, regardless of whether such proxy or information statement is required under the Exchange Act.

Under our amended certificate of incorporation, an “interested shareholder” is defined, generally, as any person who or which (i) is the beneficial owner, directly or indirectly, of 10% or more of our outstanding common stock; (ii) is an affiliate of our company, and at any time within the two-year period immediately prior to the date of determination of “interested shareholder” status, was the beneficial owner, directly or indirectly, of 10% or more of our then outstanding common stock; or (iii) is an assignee of or has otherwise succeeded to any shares of our common stock which were at any time within the two-year period immediately prior to the date of determination of "interested shareholder" status beneficially owned by an interested shareholder, if such assigment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Under the OGCA, mergers, consolidations, and sales of substantially all of the assets of an Oklahoma corporation must generally be approved by a vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.  We are subject to Section 1090.3 of the Oklahoma General Corporation Act, however, which restricts certain transactions between an Oklahoma corporation (or its majority owned subsidiaries) and a holder of 15% or more of the corporation’s outstanding voting stock, together with affiliates or associates thereof (excluding persons who were 15% shareholders on September 1, 1991, or who become such by action of the corporation alone) (an “interested shareholder”).  For a period of three years following the date that a shareholder became an interested shareholder, Section 1090.3 prohibits the following types of transactions between the corporation and the interested shareholder (unless certain conditions, described below, are met): (i) mergers or consolidations; (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) issuances or transfers by the corporation of any stock of the corporation that would have the effect of increasing the interested shareholder’s proportionate share of the stock of any class or series of the corporation; (iv) receipt by the interested shareholder of the benefit, except proportionately as a shareholder of the corporation, of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation that is owned by the interested shareholder.  This restriction does not apply if: (1) before such person became an interested shareholder, the board of directors approved the transaction in which the interested shareholder becomes an interested shareholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.  We may exempt ourselves from the requirements of the statute by adopting an amendment to our certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for any shares of our common stock is Registrar and Transfer Company.

PLAN OF DISTRIBUTION

The selling securityholders and any of their pledgees, donees, assignees, transferees and successors-in-interest may, from time to time, sell any or all of their shares.  These sales may be at fixed or negotiated prices.  Subject to compliance with applicable law, the selling securityholders may use any one or more of the following methods when selling the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	“at the market” sales to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	an underwritten offering;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may effect such transactions by selling their shares covered by this prospectus directly to purchasers, to or through broker-dealers, which may act as agents for the seller and buyer or principals, or to underwriters who acquire shares for their own account and resell them in one or more transactions.  Such broker-dealers or underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of the shares covered by this prospectus for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) and such discounts, concessions, or commissions may be allowed or re-allowed or paid to dealers. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times.

The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus.

The selling securityholders may pledge or grant a security interest in some or all of their shares and, if a selling securityholder defaults in the performance of a secured obligation, the pledgee or secured party may, from time to time, offer and sell the pledged shares.  The selling securityholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Act, the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M.  These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling securityholders  or any other person, which limitations may affect the marketability of the shares.

Upon our being notified in writing by a selling securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including (i) the name of the selling securityholder and of the participating underwriter(s) or broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold or the public offering price, as applicable, and (iv) the discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or re-allowed or paid by any underwriters to dealers, where applicable, and other facts material to the transaction.

The selling securityholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  To our knowledge, no selling securityholder has entered into any agreement or understanding, directly or indirectly, with any person to distribute the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

LEGAL MATTERS

Certain legal matters in connection with the legality of any common stock offered hereby will be passed upon for us by Drinker Biddle & Reath LLP.

EXPERTS

The consolidated financial statements of AMREP Corporation appearing in its Annual Report on Form 10-K for the year ended April 30, 2010 and for each of the three years in the period ended April 30, 2010, have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as set forth in their report thereon and incorporated by reference into this prospectus.  Such consolidated financial statements are incorporated by reference into this prospectus in reliance upon such report, incorporated herein by reference, and upon the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including the exhibits, schedules and amendments to the registration statement) on Form S-1 under the Securities Act for the offering of the securities offered by this prospectus.  This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC.  For further information about us and the securities offered by this prospectus, please refer to the registration statement.  Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, where the contract, agreement or other document is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of the exhibit, to which reference is made.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  These reports, proxy statements and other information concerning us can be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.  Our common stock is listed on the New York Stock Exchange under the symbol “AXR.”  We maintain a website with the address www.amrepcorp.com.  We are not including the information contained on our website as part of, or incorporating it by reference into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents.  These documents contain important information about us and our financial condition.  This information incorporated by reference is an important part of this prospectus.

We incorporate by reference the documents listed below, except information furnished under Item 2.02 or Item 7.01 of Form 8-K, which is neither deemed filed nor incorporated by reference herein:

•	Our Annual Report on Form 10-K for the year ended April 30, 2010, filed on July 21, 2010.

•	The information specifically incorporated by reference into our Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A, filed with the SEC on August 17, 2010.

•	Our Quarterly Reports on Form 10-Q for the periods ended July 31, 2010 and October 31, 2010 and filed, respectively on September 10, 2010 and December 9, 2010.

•	Our Current Reports on Form 8-K filed on November 22, 2010, September 30, 2010 and December 27, 2010.

•
The description of common stock set forth in our registration statement on Form 8-A/A filed on December 13, 1971, including any and all amendments and reports filed for the purpose of updating that description.

You may request a free copy of these filings, other than any exhibits, unless the exhibits are specifically incorporated by reference into this prospectus supplement, by writing or telephoning us at the following address:

Irving Needleman
General Counsel
AMREP Corporation
300 Alexander Park
Suite 204
Princeton, New Jersey 08540
Telephone (609) 716-8200

AMREP CORPORATION

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the fees and expenses expected to be incurred by AMREP Corporation in connection with the issuance and distribution of the securities registered hereby, other than underwriting fees and discounts.  All of these expenses, except for the registration fee, are estimates:

Securities and Exchange Commission Registration Fee	$747.09
Printing and Engraving Expenses	$2,500
Legal Fees and Expenses	$ *
Accounting Fees and Expenses	$ *
Miscellaneous Expenses	$ 1,500
Total	$ *

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1006(B)(7) of the Oklahoma General Corporation Act allows a corporation to eliminate or limit the personal liability of directors to a corporation or its shareholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty to the corporation or its shareholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Oklahoma corporate law or obtained an improper personal benefit.

Section 1031 of the Oklahoma General Corporation Act allows an Oklahoma corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.  An Oklahoma corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions as described above against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation.  Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) that he or she actually and reasonably incurred in connection therewith.

Our amended certificate of incorporation provides that no director shall have personal liability to us or to our shareholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 1006(B)(7) (or any successor provision) of the Oklahoma General Corporation Act, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited.  Our amended certificate of incorporation also provides for the indemnification of each of our directors and senior officers for third party actions and actions by or on our behalf that mirror Section 1031 of the Oklahoma General Corporation Act.  Our amended certificate of incorporation also provides that we may also provide indemnification for our officers, employees and agents consistent with Section 1031 of the Oklahoma General Corporation Act.

We maintain directors’ and officers’ liability insurance to insure our directors and officers against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16.  EXHIBITS
(a)
EXHIBIT NUMBER	ITEM

2.1
Agreement and Plan of Merger by and among AMREP Corporation, Kable Media Services, Inc., Glen Garry Acquisition, Inc., Palm Coast Data Holdco, Inc., Palm Coast Data LLC and the Sellers set forth on the signature page thereto, dated as of November 7, 2006 (incorporated by reference to Exhibit 2.1 to registrant’s Current Report on Form 8-K filed on January 19, 2007).

3.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form S-3 filed March 21, 2007).

3.4	By-laws, as amended (incorporated by reference to Exhibit 3(b) to registrant’s Quarterly Report on Form 10-Q filed on December 14, 2006).

4.1
Revolving Credit and Security Agreement dated as of May 13, 2010, by and among Kable Media Services, Inc., Kable Distribution Services, Inc., Kable Product Services, Inc., Kable News Company, Inc., Palm Coast Data Holdco, Inc., Kable Staffing Resources LLC, Kable Specialty Packaging Services LLC, Kable News International, Inc., Kable Fulfillment Services, Inc., and Palm Coast Data LLC, and PNC Bank, National Association, as Agent and Lender (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed May 18, 2010).

4.2	Loan Agreement dated December 17, 2009 between AMREP Southwest Inc. and Compass Bank (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed December 22, 2009).

4.3
$22,500,000 Promissory Note dated December 17, 2009 of AMREP Southwest Inc. payable to the order of Compass Bank (incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed December 22, 2009).

5.1(1)	Opinion of Drinker Biddle & Reath LLP.

10.1
Amended and Restated Distribution Agreement dated as of July 1, 2008 between Kappa Publishing Group, Inc. and Kable Distribution Services, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed March 12, 2009.**

10.2
2006 Equity Compensation Plan (incorporated by reference to Appendix B to the Registrant’s Proxy Statement for its 2006 Annual Meeting of Shareholders forming a part of Registrant’s Definitive Schedule 14A filed August 14, 2006.)*

23.1	Consent of McGladrey & Pullen, LLP (Independent Registered Public Accounting Firm).

23.2	Consent of Drinker Biddle & Reath LLP.

24.1	Power of Attorney.
____________________________
(1)  To be filed by amendment.

* Management contract or compensatory plan or arrangement in which directors or officers participate.

** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934.

(b)  Financial Statement Schedules.  The financial statements and related notes thereto and financial schedules of AMREP Corporation are incorporated by reference to Item 15 of the Annual Report on Form 10-K for the year ended April 30, 2010.

ITEM 17.  UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:  the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)          Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton, New Jersey, on December 29, 2010.

AMREP CORPORATION

By:	/s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

/s/ Peter M. Pizza Peter M. Pizza	Vice President and Chief Financial Officer of the Company**	December 29, 2010

/s/ James Wall James Wall	Director and Senior Vice President of the Company**	December 29, 2010

/s/ Michael P. Duloc Michael P. Duloc	President, Kable Media Services, Inc.**	December 29, 2010

/s/ John F. Meneough John F. Meneough	President, Palm Coast Data LLC**	December 29, 2010

/s/ Edward B. Cloues, II Edward B. Cloues, II	Director	December 29, 2010

/s/ Lonnie A. Coombs Lonnie A. Coombs	Director	December 29, 2010

/s/ Nicholas G. Karabots Nicholas G. Karabots	Director	December 29, 2010

/s/ Albert V. Russo Albert V. Russo	Director	December 29, 2010

/s/ Samuel N. Seidman Samuel N. Seidman	Director	December 29, 2010

/s/ Jonathan B. Weller Jonathan B. Weller	Director	December 29, 2010

** The Registrant is a holding company which does substantially all of its business through three indirect wholly-owned subsidiaries (and their subsidiaries).  Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. (“ASW”), Kable Media Services, Inc. (“Kable”) and Palm Coast Data LLC (“Palm Coast”).  James Wall is the principal executive officer of ASW, Michael P. Duloc is the principal executive officer of Kable and John F. Meneough is the principal executive officer of Palm Coast.  The Registrant has no chief executive officer.  Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc and John F. Meneough, who may be deemed to be executive officers by reason of their positions with Kable and Palm Coast.

EXHIBIT INDEX

EXHIBIT NUMBER	ITEM

2.1
Agreement and Plan of Merger by and among AMREP Corporation, Kable Media Services, Inc., Glen Garry Acquisition, Inc., Palm Coast Data Holdco, Inc., Palm Coast Data LLC and the Sellers set forth on the signature page thereto, dated as of November 7, 2006 (incorporated by reference to Exhibit 2.1 to registrant’s Current Report on Form 8-K filed on January 19, 2007).

3.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form S-3 filed March 21, 2007).

3.4	By-laws, as amended (incorporated by reference to Exhibit 3(b) to registrant’s Quarterly Report on Form 10-Q filed on December 14, 2006).

4.1
Revolving Credit and Security Agreement dated as of May 13, 2010, by and among Kable Media Services, Inc., Kable Distribution Services, Inc., Kable Product Services, Inc., Kable News Company, Inc., Palm Coast Data Holdco, Inc., Kable Staffing Resources LLC, Kable Specialty Packaging Services LLC, Kable News International, Inc., Kable Fulfillment Services, Inc., and Palm Coast Data LLC, and PNC Bank, National Association, as Agent and Lender (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed May 18, 2010).

4.2	Loan Agreement dated December 17, 2009 between AMREP Southwest Inc. and Compass Bank (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed December 22, 2009).

4.3
$22,500,000 Promissory Note dated December 17, 2009 of AMREP Southwest Inc. payable to the order of Compass Bank (incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed December 22, 2009).

5.1(1)	Opinion of Drinker Biddle & Reath LLP.

10.1
Amended and Restated Distribution Agreement dated as of July 1, 2008 between Kappa Publishing Group, Inc. and Kable Distribution Services, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed March 12, 2009).**

10.2
2006 Equity Compensation Plan (incorporated by reference to Appendix B to the Registrant’s Proxy Statement for its 2006 Annual Meeting of Shareholders forming a part of Registrant’s Definitive Schedule 14A filed August 14, 2006.)*

23.1	Consent of McGladrey & Pullen, LLP (Independent Registered Public Accounting Firm).

23.2	Consent of Drinker Biddle & Reath LLP.

24.1	Power of Attorney.
_____________________________
(1)  To be filed by amendment.

* Management contract or compensatory plan or arrangement in which directors or officers participate.
** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934.